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                                                                   EXHIBIT 3.1.1

                           AMENDMENT TO AMENDED AND
                       RESTATED BYLAWS OF THE REGISTRANT
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                  Sections 4.6 and 4.7 are studies in their
        entirety and replaced by the following new Sections 4.6 and 4.7

          Section 4.6 CHAIRMAN OF THE BOARD.  The Chairman of the Board, if
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there shall be such an officer, shall, if present, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by these Bylaws.

          Section 4.7 PRESIDENT.  The President shall be the chief executive
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officer of the corporation and shall, subject to the control of the Board of
Directors, have general supervision, direction and control of the business of the corporation. He shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. He shall have the general powers and duties of management usually vested in the office of the President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws.